Exhibit 21.1

Subsidiaries of Penn Virginia Resource Partners, L.P.

Name	Jurisdiction of Organization
Penn Virginia Operating Co., LLC	Delaware
Fieldcrest Resources LLC	Delaware
K Rail LLC	Delaware
Loadout LLC	Delaware
Suncrest Resources LLC	Delaware
Toney Fork LLC	Delaware
Wise LLC	Delaware
PVR Midstream LLC	Delaware
PVR Gas Resources, LLC	Delaware
Connect Energy Services, LLC	Delaware